EXHIBIT A

Following is a list of each executive officer, director or person controlling Pacific Medical Corp. setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name	Position with Pacific Medical Corp.	Principal Employment and Business Address	Citizenship
Vali Salari	President	Self-employed, Restaurateur 41 Chauser Close, Canterbury, UK. CT1 1XZ	United Kingdom

Hassan Salari	Director	Managing Partner	Canada
Spring Grace Management Ltd.
1517 West 58th Avenue
Vancouver, BC V6P 1W6